▪ EXHIBIT 99.1
Changes in Affiliates (Addition)
▪ Daewoo Engineering Co.,Ltd. was acquired by POSCO E&C which is a subsidiary of POSCO.
▪ Therefore, Daewoo Engineering Co.,Ltd.’s overseas affiliates(two companies: Daewoo Tech Thailand,
DWEMEX,S.A.DE. C.V.) were included in POSCO’s affiliates.
▪ The number of POSCO’s affiliates has changed from 100 to 102.
▪ Details of the companies are as follows.
1) Daewoo Tech Thailand
— Asset (KRW): 3,841,651,565
— Equity (KRW): 793,205,984
— Liabilities (KRW): 3,048,445,581
— Capital Stock (KRW): 826,280,000
— Purpose of the company: construction of BPEX (barrier cross-linked polyethylene) in Thailand
— Daewoo Engineering Co., Ltd. owns 48.9% stake of Daewoo Tech Thailand.
2) DWEMEX,S.A.DE. C.V.
— Asset (KRW): 67,664,235
— Equity (KRW): 67,664,235
— Liabilities (KRW): —
— Capital Stock (KRW): 110,144,048
— Purpose of the company: construction of a cogeneration plant of Carbon Black Factory in Mexico
— Daewoo Engineering Co., Ltd. owns 99.0% stake of DWEMEX,S.A.DE C.V.
* Date of Addition: May 6, 2008
* The above amount is based on December 31, 2007 and applied with the exchange rate on May
6 ,2008. (THB/~~W~~:31.78, MXN/~~W~~:96.12)